 Form 6-K

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

May 2020

Commission File Number: 1-32575

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Royal Dutch Shell plc
(Exact name of registrant as specified in its charter)

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30, Carel van Bylandtlaan, 2596 HR The Hague
The Netherlands
(Address of principal executive office)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]      Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  [   ]            No  [ X ]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Director Declaration

ROYAL DUTCH SHELL PLC

DIRECTOR DECLARATION

Further to the resolutions passed at the Annual General Meeting of Royal Dutch Shell plc (the "Company") on May 19, 2020 to appoint Dick Boer and Martina Hund-Mejean as  Directors of the Company with effect from May 20, 2020, the following information is disclosed pursuant to Listing Rule 9.6.13.

Dick Boer is a non-executive Director of Nestlé and SHV Holdings.
He was President and Chief Executive Officer of Ahold Delhaize from 2016 to 2018. Prior to the merger between Ahold and Delhaize, he served as President and CEO of Royal Ahold from 2011 to 2016.

Martina Hund-Mejean is a non-executive Director of Prudential Financial, Inc and Colgate-Palmolive Company.
From 2007 to 2019, Martina was Chief Finance Officer of Mastercard Inc.

There is no information to disclose pursuant to Listing Rule 9.6.13 (2) to Listing Rule 9.6.13 (6) inclusive for either Dick Boer or Martina Hund-Mejean.

May 21, 2020

Anthony Clarke
Deputy Company Secretary
Royal Dutch Shell plc

ENQUIRIES

Shell Media Relations
International, UK, European Press: +44 20 7934 5550
Shell Investor Relations
Europe: + 31 70 377 4540
United States: +1 832 337 2034

LEI number of Royal Dutch Shell plc: 21380068P1DRHMJ8KU70
Classification: Additional regulated information required to be disclosed under the laws of a Member State.

This Report on Form 6-K is incorporated by reference into:

a) the Registration Statement on Form F-3 of Royal Dutch Shell plc and Shell International Finance B.V. (Registration Numbers 333-222005 and 333-222005-01); and

b) the Registration Statements on Forms S-8 of Royal Dutch Shell plc (Registration Numbers 333-126715, 333-141397, 333-171206, 333-192821, 333-200953, 333-215273, 333-222813 and 333-228137).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Royal Dutch Shell plc
(Registrant)

Date: May 21, 2020	/s/ Anthony Clarke
Anthony Clarke
Deputy Company Secretary